Rachael M. Bushey

direct dial:  215.981.4803

busheyr@pepperlaw.com

July 23, 2015

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jeffrey P. Riedler, Assistant Director

Re:                             Zynerba Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 30, 2015

File No. 333-205355

Dear Mr. Riedler:

On behalf of our client, Zynerba Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 16, 2015 (the “Comment Letter”), in connection with the above-referenced registration statement on Form S-1 (File No. 333-205355) initially confidentially submitted to the Commission on January 12, 2015 and filed with the Commission on June 30, 2015 (the “Registration Statement”).

For your convenience, our response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. The Commission’s comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. All page number references in Company’s responses are to page numbers to the Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed concurrently with this response.

Clinical Trials, page 88

1.                                                                                      We note your disclosure with respect to the process and regulation of clinical trials in the United States. We also note you intend to conduct Phase 1 and potentially Phase 2 trials in Australia for your lead product candidate ZYN002. Please expand your disclosure in this section to provide a brief explanation to potential investors of the process for commencing clinical trials and the associated regulatory review in Australia. Please also disclose the steps taken and the current status related to the application or approvals to commence your clinical trials. If you have not begun the regulatory approval process in Australia please clarify such fact in your disclosure.

The Company has revised the disclosure on page 88 of Amendment No. 1 in response to the Staff comment, to provide an explanation of the process for commencing clinical trials in Australia, and the associated regulatory review process, as well as the steps taken and current status of the Company’s application.

We thank you for your prompt attention to this letter responding to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215-981-4803.

Sincerely,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:	Jeffrey P. Libson, Esq., and Steven J. Abrams, Esq., Pepper Hamilton LLP Steven D. Singer, Esq., and Lisa Firenze, Esq., Wilmer Cutler Pickering Hale and Dorr LLP